CUSIP No. 81619Q105	Page 1 of 10 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

Select Medical Holdings Corporation
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
81619Q105
(CUSIP Number)
September 24, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81619Q105	Page 2 of 10 Pages

1.	Name of Reporting Person	Thoma Cressey Fund VII, L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	7,202,876
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	7,202,876
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,202,876
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	4.5%
12.	Type of Reporting Person	PN

CUSIP No. 81619Q105	Page 3 of 10 Pages

1.	Name of Reporting Person	Thoma Cressey Friends Fund VII, L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	112,511
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	112,511
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	112,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	Less than 0.1%
12.	Type of Reporting Person	PN

CUSIP No. 81619Q105	Page 4 of 10 Pages

1.	Name of Reporting Person	Thoma Cressey Fund VI, L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	5,472,015
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	5,472,015
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,472,015
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	3.4%
12.	Type of Reporting Person	PN

CUSIP No. 81619Q105	Page 5 of 10 Pages

1.	Name of Reporting Person	Thoma Cressey Friends Fund VI, L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	54,720
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	54,720
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	54,720
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	Less than 0.1%
12.	Type of Reporting Person	PN

CUSIP No. 81619Q105	Page 6 of 10 Pages

Schedule 13G

Item 1.

(a)	Name of Issuer:

Select Medical Holdings Corporation

(b)	Address of Issuer’s Principal Executive Offices:

4714 Gettysburg Road

Mechanicsburg, PA 17055

Item 2.

(a)	Name of Person Filing:

This statement is being filed by Thoma Cressey Fund VII, L.P., a Delaware limited partnership ("TC VII"), Thoma Cressey Friends Fund VII, L.P., a Delaware limited partnership ("TC Friends VII"), Thoma Cressey Fund VI, L.P., a Delaware limited partnership ("TC VI"), and Thoma Cressey Friends Fund VI, L.P., a Delaware limited partnership (“TC Friends VI”) (each a “Reporting Person” and together, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office of each Reporting Person:

c/o Thoma Cressey Bravo

9200 Sears Tower

233 South Wacker Drive

Chicago, IL 60606

(c)	Place of Organization of each Reporting Person:

Delaware

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

81619Q105

CUSIP No. 81619Q105	Page 7 of 10 Pages

Item 3.	Statements filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 159,980,544 shares of Common Stock outstanding as of December 31, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 81619Q105	Page 8 of 10 Pages

SIGNATURE````````````````````````

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2010

THOMA CRESSEY FUND VII, L.P. By TC Partners VII, L.P., its general partner By Thoma Cressey Bravo, Inc., its general partner
By:	/s/ Carl D. Thoma
President
THOMA CRESSEY FRIENDS FUND VII, L.P. By TC Partners VII, L.P., its general partner By Thoma Cressey Bravo, Inc., its general partner
By:	/s/ Carl D. Thoma
President

THOMA CRESSEY FUND VI, L.P. By TC Partners VI, L.P., its general partner By Thoma Cressey Bravo, Inc., its general partner
By:	/s/ Carl D. Thoma
President
THOMA CRESSEY FRIENDS FUND VI, L.P. By TC Partners VI, L.P., its general partner By Thoma Cressey Bravo, Inc., its general partner
By:	/s/ Carl D. Thoma
President

CUSIP No. 81619Q105	Page 9 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated: February 3, 2010

THOMA CRESSEY FUND VII, L.P. By TC Partners VII, L.P., its general partner By Thoma Cressey Bravo, Inc., its general partner
By:	/s/ Carl D. Thoma
President
THOMA CRESSEY FRIENDS FUND VII, L.P. By TC Partners VII, L.P., its general partner By Thoma Cressey Bravo, Inc., its general partner
By:	/s/ Carl D. Thoma
President

THOMA CRESSEY FUND VI, L.P. By TC Partners VI, L.P., its general partner By Thoma Cressey Bravo, Inc., its general partner
By:	/s/ Carl D. Thoma
President
THOMA CRESSEY FRIENDS FUND VI, L.P. By TC Partners VI, L.P., its general partner By Thoma Cressey Bravo, Inc., its general partner
By:	/s/ Carl D. Thoma
President

CUSIP No. 81619Q105	Page 10 of 10 Pages

Exhibit 2

Identification and Classification of Members of the Group

Thoma Cressey Fund VII, L.P., Thoma Cressey Friends Fund VII, L.P., Thoma Cressey Fund VI, L.P. and Thoma Cressey Friends Fund VI, L.P. are filing this statement on Schedule 13G as a group.

Thoma Cressey Fund VII, L.P. is a Delaware limited partnership. Its sole general partner is TC Partners VII, L.P., a Delaware limited partnership, whose sole general partner is Thoma Cressey Bravo, Inc., a Delaware corporation.

Thoma Cressey Friends Fund VII, L.P. is a Delaware limited partnership. Its sole general partner is TC Partners VII, L.P., a Delaware limited partnership, whose sole general partner is Thoma Cressey Bravo, Inc., a Delaware corporation.

Thoma Cressey Fund VI, L.P. is a Delaware limited partnership. Its sole general partner is TC Partners VI, L.P., a Delaware limited partnership, whose sole general partner is Thoma Cressey Bravo, Inc., a Delaware corporation.

Thoma Cressey Friends Fund VI, L.P. is a Delaware limited partnership. Its sole general partner is TC Partners VI, L.P., a Delaware limited partnership, whose sole general partner is Thoma Cressey Bravo, Inc., a Delaware corporation.